SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 11 February 2003


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------




February 11, 2003


                   BP CREATES STRATEGIC PARTNERSHIP IN RUSSIA


BP and the Alfa Group and Access-Renova (AAR) said today that they have agreed in principle to combine their interests in Russia to create the country's third biggest oil and gas business, in which they will each have a 50 per cent stake.


The new company will incorporate TNK and Sidanco which, between them, produce approximately 1.2 million barrels of oil a day.


It will also own significant exploration interests in Siberia and Sakhalin, together with a major downstream business that includes interests in five refineries and a retail network of more than 2,100 sites in Russia and the Ukraine.


For its 50 per cent stake in the new company BP will pay AAR $3 billion in cash on completion of the deal and three subsequent annual tranches of $1.25 billion in BP shares, valued at market prices prior to each annual payment.


The transaction, which will be effective from January 1, 2003, is scheduled for completion in the summer.


BP said the deal would be immediately accretive to cashflow, earnings per share and return on capital employed, and it expected to improve performance significantly over the next four years through synergies, cost reductions and output growth.


Chief executive Lord Browne described the transaction as "a major strategic step into a country with massive oil and gas reserves and immense potential for future growth."


He said: "BP entered Russia five years ago when we bought ten per cent of Sidanco. We had a tough time initially, but after the present management and ownership structure was established early in 2001 we have gradually built an important, mutually beneficial relationship with the owners of AAR and learned a great deal about doing business in Russia.


"Over the past year we have conducted a very thorough examination of the assets involved in this deal, including rigorous and extensive physical inspections. We have also taken great care to put in place a system of governance that safeguards the interests of all parties.


"These prudent measures, combined with Russia's greatly improved economic stability, improved legal system and increasing commitment to international rules of trade and business, have convinced BP that now is the time to deepen our partnership with AAR.


"We believe this to be a great moment in the history of BP and of TNK/Sidanco and, indeed, an important milestone in the history of the industry. It marks a step change for both companies and establishes a business which will be able to meet the competitive challenge ahead," Browne said.


The new company will be governed by a ten-strong board, with members nominated equally by BP and AAR and decisions taken unanimously. AAR will nominate the chairman of the Board, and BP will nominate the chief executive and provide significant management and technical resources to the new company. BP and AAR intend to apply western principles of corporate governance.


The new combined company will have production of some 1.2 million barrels of oil a day. BP estimates that the oil and gas resources of the new concern are at least 5.2 billion barrels.


BP's share of resources will be in line with its 50 per cent interest in the company. Its share of oil production will total more than 500,000 barrels a day. Over 40 per cent of the output is exported as crude and 15 per cent as refined product, both at international prices. The remainder is sold domestically at lower prices.


The transaction is subject to regulatory and other approvals, including the consent of the EU and Russian Ministry of Anti-Monopoly Activities.


The assets being contributed by BP to the new company include its holding in Sidanco, its stake in Rusia Petroleum, its interest in the Sakhalin V exploration licence and its holding in the BP Moscow retail network.


AAR is contributing its holdings in TNK and Sidanco, its share of Rusia Petroleum, its stake in the Rospan gasfield in West Siberia and its interest in the Sakhalin IV & V exploration licence. Neither AAR's association with Slavneft, nor BP's interest in LukArco or the Russian elements of BP's international businesses such as lubricants, marine and aviation, are included in the transaction.


Notes to Editors:


- As at December 31, 2001 the total net assets and profits after tax of the combination of companies which are the subject of this transaction were US $3,635 million and US $1,435 million respectively.


- BP was advised in this transaction by Merrill Lynch International, Morgan Stanley & Co. Limited and United Financial Group.


Further information:


BP Press Office London, tel: +44 (0)207 496 4624/5256/4358/4708/4851



- ENDS -

                                        SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 11 February 2003                           /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary